Pricing Supplement No. 9 dated April 14, 2004 (To Prospectus dated July 28, 2003 and Prospectus Supplement dated August 11, 2003)	Filed pursuant to Rule 424(b)(5) (File number 333-103755) AVALONBAY COMMUNITIES, INC.

Medium-Term Notes—Fixed Rate

Principal Amount: $150,000,000 Net Proceeds to Issuer: $148,230,000 Stated Maturity Date: April 15, 2014 Original Issue Date: April 21, 2004 Interest Payment Dates: April 15 and October 15	Issue Price (Public Offering Price): 99.445% Agents' Discount Commission: 0.625% Interest Rate: 5.375% CUSIP: 05348E AH2 First Interest Payment Date: October 15, 2004

Redemption:

☐	The Notes cannot be redeemed prior to the Stated Maturity Date at the option of the issuer.
☒	The Notes may be redeemed prior to the Stated Maturity Date at the option of the issuer.
Initial Redemption Date: See Additional/Other Terms.
Initial Redemption Percentage/Redemption Price: See Additional/Other Terms.
Annual Redemption Percentage Reduction: N/A

Optional Repayment:

☒	The Notes cannot be required to be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
☐	The Notes can be repaid prior to the Stated Maturity Date at the option of the Holder of the Notes.
Optional Repayment Dates:
Repayment Price: %

Currency:

Specified Currency: U.S. Dollars (If other than U.S. Dollars, see attached)
Minimum Denominations:
(Applicable only if Specified Currency is other than U.S. Dollars)
Original Issue Discount ("OID"):	☐ Yes	☒ No
Total Amount of OID:
Yield to Maturity:
Initial Accrual Period:
Form:	☒	Book-Entry	☐	Certificated
Agent:	☒	Wachovia Capital Markets, LLC	☒	J.P. Morgan Securities Inc.
	☒	Banc of America Securities LLC	☐	Lehman Brothers Inc.
	☐	Citigroup Global Markets Inc.	☒	Morgan Stanley & Co. Incorporated
	☐	Fleet Securities, Inc.	☒	Other (names):
Deutsche Bank Securities Inc. McDonald Investments Inc. SunTrust Capital Markets, Inc.

Agent acting in the capacity as indicated below:

☐	Agent	☒	Principal

If as Principal:

☐	The Notes are being offered at varying prices related to prevailing market prices at the time of resale.
☒	The Notes are being offered at a fixed initial public offering price of 99.445% of principal amount.

If as Agent:

The Notes are being offered at a fixed initial public offering price of % of Principal Amount.

Exchange Rate Agent: N/A

Use of Proceeds:

        AvalonBay will use the net proceeds, after estimated issuance costs of approximately $75,000, from the sale of the Notes to reduce indebtedness outstanding under AvalonBay's unsecured revolving credit facility and for general corporate purposes. Borrowings under AvalonBay's unsecured revolving credit facility were used to fund the acquisition, development and redevelopment of apartment communities and for general working capital purposes.

        As of April 14, 2004, AvalonBay had borrowings of $230,100,000 outstanding under its $500,000,000 unsecured revolving credit facility. Under the unsecured revolving credit facility, AvalonBay can borrow in multiple 30-, 60-, 90-day tranches with interest rates based on the 30-, 60- or 90-day LIBOR rate, respectively, plus 60 basis points (0.60%). AvalonBay may, at its option, roll over each tranche at the then-current interest rate, assuming AvalonBay is then in compliance with financial and other covenants. At April 14, 2004, the outstanding tranches had a weighted average interest rate of 1.471% per annum. At present, the weighted average maturity date of the outstanding tranches is April 20, 2004, but the maturity of all tranches may be extended, by subsequent rollovers of each tranche, until on or about May 2005, which is the final maturity date of the credit facility if AvalonBay exercises an option to extend the unsecured revolving credit facility by one year beyond its scheduled maturity of May 2004. AvalonBay's right to extend the credit facility by one year is subject to compliance with financial and other customary covenants contained in the unsecured revolving credit facility. Available amounts under the credit facility may also be used to provide letters of credit.

Plan of Distribution:

        Each of the agents has severally agreed to purchase from AvalonBay, and AvalonBay has agreed to sell to the Agents, the principal amount of Notes set forth opposite the Agent's name below:

Agent	Principal Amount of Notes
Wachovia Capital Markets, LLC	$37,500,000
Banc of America Securities LLC	37,500,000
J.P. Morgan Securities Inc.	29,545,000
Deutsche Bank Securities Inc.	15,909,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	11,364,000
Morgan Stanley & Co. Incorporated	9,091,000
SunTrust Capital Markets, Inc.	9,091,000

$150,000,000

        Each of the Agents will receive a discount commission of 0.625%. The Agents propose to offer the Notes initially at the public offering price set forth above and to certain dealers at that price less a concession not in excess of 0.375% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.250% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the Agents may vary the public offering price and other selling terms from time to time.

        It is expected that delivery of the Notes will be made against payment therefor on or about April 21, 2004, the fifth business day following the date hereof. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of this Pricing Supplement or on the following business day will be required, by virtue of the fact that the Notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

        As described in the accompanying Prospectus Supplement dated August 11, 2003, the agents and their affiliates in the ordinary course of their respective businesses have engaged in, and may in the future engage in, investment and/or commercial banking transactions with AvalonBay and its affiliates for which they have received, and in the future may receive, customary fees and expenses. Entities affiliated with the following agents are co-agents and lenders under AvalonBay's unsecured revolving credit facility: Banc of America Securities LLC (Bank of America, N.A.); J.P. Morgan Securities Inc. (JPMorgan Chase Bank); and Wachovia Capital Markets, LLC (Wachovia Bank, N.A.). In addition, entities affiliated with the following agents are lenders under AvalonBay's unsecured revolving credit facility: Deutsche Bank Securities Inc. (Deutsche Bank); KeyBanc Capital Markets, a division of McDonald Investments Inc. (KeyBank, N.A.); Morgan Stanley & Co. Incorporated (Morgan Stanley Bank); and SunTrust Capital Markets, Inc. (SunTrust Bank). To the extent that AvalonBay reduces indebtedness outstanding under its unsecured revolving credit facility, these lenders will receive their proportionate shares of any amounts repaid from the proceeds of the sale of the Notes. Further, as previously disclosed, AvalonBay is engaging in discussions with a limited number of institutional investors regarding the possible formation of a discretionary fund that would acquire and operate apartment communities. Morgan Stanley & Co. Incorporated is serving as placement agent in connection with the possible formation of that fund.

        For additional information concerning the offering and sale of the Notes, see "Supplemental Plan of Distribution" in the accompanying Prospectus Supplement dated August 11, 2003 and "How We Plan to Sell the Securities" in the accompanying Prospectus dated July 28, 2003.

Additional/Other Terms:

Other Terms:

        Reopening of Issue.    We may, from time to time and without the consent of the noteholders, reopen an issue of notes and issue additional notes having the same terms and conditions (including maturity, interest payment terms and CUSIP number) as notes issued on an earlier date, except for the issue date, issue price and, if applicable, the first payment of interest. After such additional notes are issued, they will be fungible with the notes issued on such earlier date.

        Optional Redemption.    The Notes may be redeemed at any time at the option of AvalonBay, in whole or in part, upon notice of not more than 60 and not less than 30 days prior to the Redemption Date, at a Redemption Price equal to the sum of (i) the principal amount of the Notes being redeemed plus accrued interest thereon to the Redemption Date and (ii) the Make-Whole Amount, if any, with respect to such Note.

        Acceleration of Maturity; Make-Whole Amount.    If an Event of Default with respect to the Notes that are then outstanding occurs and is continuing, and pursuant to Section 2.7 of the Amended and Restated Third Supplemental Indenture dated as of July 10, 2000 (the "Third Supplemental Indenture") the Trustee or the Holders of not less than 25% in principal amount of the then outstanding Notes of this series shall have declared the principal amount (or, if the Notes of this series are Original Issue Discount Securities or Indexed Securities, such portion of the principal as may be specified in the terms hereof) of all the Notes of this series to be due and payable immediately, by a notice in writing to AvalonBay (and to the Trustee if given by the Holders), then upon any such declaration such principal, or specified portion thereof, plus accrued interest to the date the Notes of this series are paid, plus the Make-Whole Amount on the Notes shall become immediately due and payable. With respect to the Notes of this series, if an Event of Default set forth in Section 501(6) of the Indenture, dated as of January 16, 1998, between AvalonBay and the Trustee (the "Indenture") occurs and is continuing, such that pursuant to Section 2.7 of the Third Supplemental Indenture all the Notes of this series are immediately due and payable, without notice to AvalonBay, at the principal amount thereof (or, if the Notes of this series are Original Issue Discount Securities or Indexed

Securities, such portion of the principal as may be specified in the terms of the Notes) plus accrued interest to the date the Notes are paid, then the Make-Whole Amount on the Notes shall also be immediately due and payable.

        Definitions.    Terms used but not defined herein shall have the meanings set forth in the Indenture and the Third Supplemental Indenture. The following terms shall have the following meanings:

        "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Note, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of Redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

        "Reinvestment Rate" means 0.20% (twenty one hundredths of one percent) plus the arithmetic mean of the yields under the respective headings "This Week" and "Last Week" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For such purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

        "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by AvalonBay.